Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, November 7, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 31 to November 4, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
31/11/2022	907,173	55.113114	49,997,128.97	XPAR
31/11/2022	400,000	55.071198	22,028,479.20	CEUX
31/11/2022	70,000	55.003538	3,850,247.66	TQEX
31/11/2022	75,000	54.988039	4,124,102.93	AQEU
01/11/2022	857,834	56.274689	48,274,341.56	XPAR
01/11/2022	350,000	56.280759	19,698,265.65	CEUX
01/11/2022	87,002	56.282835	4,896,719.21	TQEX
01/11/2022	98,800	56.296335	5,562,077.90	AQEU
02/11/2022	878,571	56.602484	49,729,300.97	XPAR
02/11/2022	356,500	56.559468	20,163,450.34	CEUX
02/11/2022	69,000	56.558836	3,902,559.68	TQEX
02/11/2022	75,500	56.546848	4,269,287.02	AQEU
03/11/2022	858,502	56.565561	48,561,647.25	XPAR
03/11/2022	375,000	56.669044	21,250,891.50	CEUX
03/11/2022	100,000	56.578559	5,657,855.90	TQEX
03/11/2022	80,000	56.619515	4,529,561.20	AQEU
04/11/2022	984,170	57.794518	56,879,630.78	XPAR
04/11/2022	300,000	57.798962	17,339,688.60	CEUX
04/11/2022	50,000	57.801246	2,890,062.30	TQEX
04/11/2022	50,000	57.812344	2,890,617.20	AQEU
Total	7,023,052	56.456355	396,495,915.82

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com